Exhibit 99.6

To Our Shareholders

Fiscal year 2011 looks to be a year with important steps for the Company in its growth and evolution. The first quarter of this fiscal year is highlighted by our first drug candidate, ELND005 for Alzheimer’s disease, entering Phase III studies, the final phase of clinical development ahead of product registration. In addition, our small molecule compound for inflammatory indications progresses through Phase I development and our recently in-licensed diabetes therapy from Lilly is in preclinical studies.

Pipeline Review

ELND-005 (AZD-103) – Alzheimer’s Disease:

During the quarter, the Company and its development partner, Elan, announced their decision to advance ELND005 to Phase III development and top line summary results from their recently completed Phase II study. This study evaluated the effects of ELND005 treatment over an 18 month period compared to placebo. While the Phase II trial did not meet the primary efficacy endpoints of the study with mild to moderate Alzheimer’s patients, a large amount of data was generated on the ELND005 molecule. The study identified a dose (250mg bid) with an acceptable safety and tolerability profile. The 250mg bid dose also achieved target drug levels in the cerebrospinal fluid. In addition, the 250mg bid dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. The Company and Elan will be meeting with regulatory agencies in the relevant jurisdictions in preparation for Phase III clinical development.

Elan and the Company also have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic.

TT-301/302 – Inflammatory Diseases:

The first quarter saw the commencement of clinical development with the Company’s novel and proprietary small molecule compounds targeting CNS and peripheral inflammatory indications. These compounds target inflammatory cytokine production through a small molecule approach allowing for administration both orally and intravenously. The Company has selected TT-301 as the lead molecule for development of intravenous indications, traumatic brain injury and intracerebral hemorrhage. A Phase I clinical trial of intravenously administered TT-301 evaluating safety tolerability and pharmacokinetics began earlier this year. In parallel, the Company is developing TT-302 for oral indications including arthritis.

TT-401/402 – Next Generation Diabetes Therapy

Through the in-license collaboration agreement with Lilly, preclinical work has commenced on the development of compounds that could represent the next generation of diabetes therapies to be advanced to clinical development. These new compounds strengthen the Company’s product pipeline and leverage our expertise in the early development of therapeutics for metabolic diseases. These compounds have an ideal product profile for type 2 diabetes therapies; they are administered once weekly, modulate both GLP-1 and glucagon receptors, and in preclinical models have been shown to provide glycemic control with additional benefits such as weight loss.

Outlook

Looking ahead, the Company and Elan are working diligently with regulatory agencies and clinicians in preparation for Phase III development of ELND005. In parallel, the Company and Elan also continue to pursue their process to systematically explore all strategic, operational, and global options for this asset with the intent of maximizing the value of this innovative potential therapeutic. The Company also continues development work with anti-inflammatory compounds TT-301 and TT-302 as well as the advancement of next generation diabetes therapy TT-401.

We appreciate the continued support of shareholders and look forward to updating shareholders on the progress of these programs in the coming year.

Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.